Exhibit 99.2

FYE25-Q3 SHAREHOLDER LETTER

arm

Building the future of computing, on **Arm**. Together. For everyone.

Results for quarter ending December 31, 2024

Arm will be hosting a conference call via an audio webcast to discuss earnings at 14:00 Pacific Time (17:00 Eastern Time, 22:00 GMT) on Wednesday, February 5, 2025. A replay of and a transcript of the call will be available the following day.

The webcast and replay can be accessed at: https://edge.media-server.com/mmc/p/z9eimkvh

Dear Shareholder,

AI demand continues to drive strong momentum for the Arm ecosystem, which is built on the world's most pervasive compute platform. We are pleased to report record total revenue and record royalty revenue for the third quarter of fiscal 2025. Drivers of our record revenue include the adoption and deployment of our latest high performance Armv9 architecture, early Compute Subsystems (CSS) shipments, IoT royalty improvement, and our partners' latest custom silicon data center projects. Licensing demand remains strong as our partners make long-term commitments to more, and more powerful, energy-efficient Arm technology, including AI training and inferencing.

This has translated to an excellent financial performance for the quarter. Q3 revenue was an all-time high and exceeded the high end of our guidance range on record royalty revenue and better-than-expected licensing revenue. Our continued revenue strength has allowed us to accelerate the development of future technologies with a record level of R&D investment while also delivering non-GAAP EPS above the high end of our guidance. These healthy financial results stem from our strategy to invest relentlessly in our leading technologies for long-term growth across multiple end-market opportunities.

AI growth from the edge to the cloud is creating demand for more energy-efficient compute. New AI hardware, the rise of AI agents, and the emergence of smaller, lighter language models are unlocking edge AI use-cases in smartphones, PCs, consumer electronics, automotive and industrial devices that are often distant from the cloud and untethered from the power grid. More on-device processing on the Armv9 architecture allows a far faster user experience, improved user privacy, and fewer energy-intensive interactions with the cloud. The recently announced Arm-based Samsung Galaxy S25 brings context-aware multimodal AI agents, which combine voice video, and text input to manage tasks without switching apps, to a mobile device for the first time.

AI-led cloud demand continues to increase led by large-scale AI training and inference. In January, we joined the Stargate Project. As a key technology partner alongside Microsoft, NVIDIA, Oracle, and OpenAI, Arm’s technologies are set to play a critical role in one of the largest AI infrastructure investments to date. The Stargate Project intends to spend $500 billion over the next four years building cloud AI infrastructure for OpenAI in the United States.

We also announced a strategic partnership with OpenAI and SoftBank Group called Cristal intelligence. The partnership is set to enable AI agents that solve increasingly complex problems for knowledge work and strengthen Arm’s role in the evolving AI ecosystem. The Arm compute platform, powered by Kleidi AI software libraries for compute acceleration, delivers the performance, scalability, and energy efficiency needed to meet the growing computational demands of AI agents from edge to cloud.

At CES, NVIDIA announced Project DIGITS, which combines the Arm-based Grace CPU and the Blackwell GPU into the GB10 Superchip that powers the world's smallest AI supercomputer. The Grace CPU is based on Arm CSS for Client and includes 20 power-efficient Arm Cortex-X925 and Cortex-A725 CPU cores. With Project DIGITS, developers, data scientists, and AI researchers will be more easily able to build inference models before deploying them into the cloud. These announcements further cement Arm's position at the very center of the AI ecosystem.

Increasing chip complexity and demand for custom silicon are driving royalty revenue growth. AI-enabled devices require significantly increased compute performance yet also energy efficiency and rapid time-to-market. Arm compute platforms enable more complex AI chips developed on faster cadences across smartphones, cloud servers, edge IoT, automotive, and networking devices. Companies are building sophisticated edge devices based on Arm CPU, GPU, and NPU technologies.

Rising chip complexity is also leading partners to customize silicon to their specific workload requirements on the latest Armv9 and CSS technologies. AWS, Google, Microsoft and others are optimizing Arm-based chips for the data center to run AI and general-purpose compute workloads. AWS recently announced more than 50% of new CPU capacity installed over the past two years was on Graviton. Over 90% of AWS’s top 1000 EC2 customers use Graviton.

Compute Subsystems are reducing customers’ time-to-market and development costs. Arm CSS is now shipping in volume and driving our record royalty revenue in the mobile and cloud markets. The rising complexity of today's leading-edge chips is increasing chip investment requirement and production time. Arm CSS, which are pre-integrated and pre-verified configurations of Arm technology, deliver significantly higher value to partners by reducing development costs and time-to-market. Partner demand for Arm CSS has been stronger than initially anticipated. CSS is now materially contributing to our overall royalty growth and we expect Arm CSS to become the product of choice for many of our partners to license for future chip designs.

Consumers and enterprises are now adopting products based on Arm CSS. New flagship smartphones from Oppo and Vivo take advantage of MediaTek's new Dimensity 9400 system-on-chip ("SoC"). This SoC is based on our CSS for Client, which includes the Arm Cortex-X925 CPU and the Immortalis-G925 GPU. It boasts a nearly 50% improvement in time-to-first-token and a nearly 40% improvement in AI/ML performance compared to its predecessor. The Microsoft Azure Cobalt 100 for data centers is based on Arm Neoverse CSS, offers a 50% better price performance ratio than prior generations, and is now running both internal workloads, including Microsoft Teams, and external workloads from partner companies.
Arm has an unprecedented ecosystem of software and design partners. Arm's ecosystem of more than 20 million software developers is the largest compute ecosystem in the world. We continue to increase investment in our ecosystem, which serves as a virtuous cycle by attracting more software developers and driving more demand for Arm's compute platform. During the quarter, Arm and Meta announced the integration of ExecuTorch, which is a PyTorch framework optimized for Arm’s energy-efficient architecture to accelerate AI inference at the edge to meet the growing demand for on-device intelligence.

Our ecosystem growth includes significant momentum in the automotive industry. A focal point at CES was NVIDIA's DRIVE AGX Thor, which now allows software engineers to develop applications in the cloud and run them in the car on the same Arm Neoverse platform. This will save manufacturers time and expense and further enhances the usability and stickiness of the Arm ecosystem. All major global automakers, including BMW, Honda, Rivian, Nuro, and Mercedes, rely on Arm’s energy efficient and safe platform to power automated driving, parking, advanced autonomous capabilities and also feature-rich cockpit experiences in their latest vehicles.

AI will be embedded everywhere. It is driving growth across our entire ecosystem. Partners require more compute for the AI models of today and tomorrow within the most energy-efficient solutions possible, which are often custom Arm-based designs. Robust demand for these increasingly complex chips is driving partners to reduce development times using Arm compute platforms. We expect Arm’s solutions to these challenges from the edge to the cloud and from CPU to GPU to power growth in the world’s most popular compute ecosystem for decades to come.

"Arm delivered record third quarter revenue driven by continued strong adoption of Armv9 and CSS compute platforms," said Rene Haas, CEO. "With our high-performance, energy efficient, flexible technology, Arm is a key enabler in advancing AI innovation and transforming the user experience, from the edge to the cloud."

Sincerely,

Rene Haas, Chief Executive Officer	Jason Child, Chief Financial Officer
Investor Contact Investor.Relations@arm.com	Media Contact Global-PRteam@arm.com

Q3 FYE25 Financial Overview

•Arm's Q3 results demonstrated strong year-over-year revenue growth. Total revenue rose 19% year-over-year to a record $983 million on record royalty revenue and continued strength in license revenue.

•Royalty revenue rose 23% year-over-year to $580 million, driven primarily by the continued adoption of the Armv9 architecture, the ramp of chips based on Arm CSS, IoT improvement, and increased usage of Arm-based chips in data centers.

•License and other revenue rose 14% year-over-year to $403 million due to normal fluctuations in the timing and size of multiple high-value license agreements and contributions from backlog.

•Annualized contract value (ACV), a metric for normalized license and other revenue, grew 9% year-over-year to $1,270 million. Remaining performance obligations (RPO) declined (3)% quarter-over-quarter to $2,325 million. The Company expects to recognize approximately 28% of the remaining performance obligations as revenue over the next 12 months, 17% over the subsequent 13-to 24-month period, and the remainder thereafter.

•During the quarter, Arm signed one additional Arm Total Access agreement, which increased the total number of extant licenses to 40, including more than half of our top 30 customers. The Arm Flexible Access program now has 295 customers.

•GAAP gross profit was $955 million in Q3. Non-GAAP gross profit was $964 million, which equates to a non-GAAP gross margin of 98.1%.

•GAAP operating expenses were $780 million. Non-GAAP operating expenses of $522 million rose 19% year-over-year, driven primarily by a 19% year-over-year increase in engineering headcount.

•GAAP operating income was $175 million. Non-GAAP operating income was $442 million. Non-GAAP operating margin increased to 45.0% from 43.8% in the prior year period.

•The GAAP effective tax rate expense was 6.0%. GAAP net income was $252 million, and GAAP fully diluted earnings per share ("EPS") was $0.24 compared with $0.08 in the same period a year ago. The non-GAAP effective tax rate expense was 15.9%. Non-GAAP net income was $417 million, and non-GAAP fully diluted EPS was $0.39 compared with $0.31 in the same period a year ago.

•Free cash flow (FCF) for Q3 was $349 million and for the trailing twelve months was $573 million. FCF for Q3 improved sequentially on higher net income and an improvement in working capital.

•Cash and cash equivalents and short-term investments totaled $2,671 million.

Guidance and Results

Quarterly Guidance & Results	Q3 FYE25 Guidance	Q3 FYE25 Results	Q4 FYE25 Guidance
Revenue	$920m - $970m	$983m	$1,175m - $1,275m
Non-GAAP operating expense (1)	~$525m	$522m	~$590m
Non-GAAP fully diluted earnings per share (1)	$0.32 - $0.36	$0.39	$0.48 - $0.56
Annual Guidance	FYE25 Prior Guidance		FYE25 Current Guidance
Revenue	$3.80b - $4.10b		$3.94b - $4.04b
Non-GAAP operating expense (1)	~$2.05b		~$2.07b
Non-GAAP fully diluted earnings per share (1)	$1.45 - $1.65		$1.56 - $1.64

(1)     For more information and definitions of the non-GAAP measures see the “Key Financial and Operating Metrics” section below. A reconciliation of each of the projected non-GAAP operating expense and non-GAAP fully diluted earnings per share, which are forward-looking non-GAAP financial measures, to the most directly comparable GAAP financial measure, is not provided because Arm is unable to provide such reconciliation without unreasonable effort. The inability to provide each reconciliation is due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-GAAP measure.

Key Financial and Operating Metrics

We use the following key performance indicators and non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans, which we believe provide useful information to investors to aid in understanding and evaluating our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes to calculate these metrics. These key performance indicators and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies.

The following table sets forth a summary of the key financial and operating metrics for the three months ended December 31, 2024 (for year-to-date key financial metrics, see the "Condensed Consolidated Income Statements" and "GAAP to Non‑GAAP Reconciliation" sections below):

(in millions, except where indicated)	GAAP			Non-GAAP (1)(3)
	Q3 FYE25	Q3 FYE24	Y/Y%	Q3 FYE25	Q3 FYE24	Y/Y%
Total revenue	$983	$824	19%	$983	$824	19%
License and other revenue	403	354	14%	403	354	14%
Royalty revenue	580	470	23%	580	470	23%
Cost of sales	(28)	(36)	(22)%	(19)	(26)	(27)%
Gross profit	955	788	21%	964	798	21%
Gross margin (%)	97.2%	95.6%		98.1%	96.8%
Operating expenses	(780)	(654)	19%	(522)	(437)	19%
Operating income (loss)	175	134	31%	442	361	22%
Operating margin (%)	17.8%	16.3%		45.0%	43.8%
Net income (loss)	252	87	190%	417	324	29%
Diluted earnings/(loss) per share ($)	$0.24	$0.08	200%	$0.39	$0.31	26%
Net cash provided by (used for) operating activities	423	310	36%
Non-GAAP free cash flow				349	251	39%
Non-GAAP free cash flow trailing twelve months (TTM)				573	724	(21)%

Operating metrics (2):				Q3 FYE25	Q3 FYE24	Y/Y%
Annualized contract value (in millions)				$1,270	$1,160	9%
Remaining performance obligations (in millions)				$2,325	$2,433	(4)%
Total number of employees				7,923	6,870	15%
Total number of engineers				6,594	5,520	19%
Number of extant Arm Total Access licenses				40	27
Number of extant Arm Flexible Access licenses				295	218

(1)    Non-GAAP operating income (loss), Non-GAAP net income, Non-GAAP free cash flow, and Non-GAAP free cash flow TTM are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most directly comparable GAAP financial measures, see “—GAAP to Non-GAAP Reconciliation” below.
(2)    As of the last day of the applicable period.
(3)    Q3 FYE24 non-GAAP operating expense, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per share are net of non-GAAP adjustment of $23 million for employer taxes related to share-based compensation ("SBC") equity-classified awards, net of the research and development ("R&D") tax incentive associated with these taxes and income tax effect on non-GAAP adjustments. These amounts are dependent on our stock price at the time of vesting and as a result, these taxes may vary in any particular period independent of the financial and operating performance of our business. To improve comparability of our results, this net expense has been recast.

Total revenue
Our major product offerings consist of the following:
License and other revenue
•Intellectual property license — We generally license IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that we provide, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services are recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, we have an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use. In certain arrangements, we also provide customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty revenue
For most IP license agreements, royalties are collected on products that incorporate our IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on our technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.

Royalty technology mix
Royalty mix by architecture such as Armv9 is estimated at the SoC level based on the architecture of the primary CPU or an approximation of the IP mix and is subject to change based on the availability of additional product detail. Referenced figures based on most recent royalty report data that relates to the prior quarter.
Number of extant Arm Total Access and Arm Flexible Access licenses
Each quarter, we track the number of extant Arm Total Access and Arm Flexible Access licenses with our customers, and those contracted through Arm Technology (China) Co. Limited ("Arm China"). We believe that, over time, many of our customers will transition to either an Arm Total Access or Arm Flexible Access license to access our products. This transition enables us and our customers to focus less on contract negotiations and more on how our products can be deployed in our customers’ future chips.
We consider the number of extant Arm Total Access and Arm Flexible Access licenses as key performance indicators as they represent the increasing collaboration between us and our customers, which could be a leading indicator to more chips being designed with our products and, accordingly, more recurring royalty revenue in the future, improving our long-term market share.
Annualized contract value ("ACV")
Each quarter, we track the ACV relating to licensing agreements signed with our customers and those contracted through Arm China per the aggregate license fee as shared under the Intellectual Property License Agreement with Arm China. We define ACV as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. Arm Total Access agreements and ALAs are deemed to be active for, and annualized over, the number of years in the contract. Any other license agreements, including single use and limited use licenses issued under an Arm Flexible Access agreement or Technology License Agreement, are deemed to be active for, and annualized over, three years based on the historical licensing patterns of our customers. The aggregate license fee shared by Arm China is also deemed to be active for, and annualized over, three years.
ACV is an operational metric based on committed fees, excluding royalties, not recognized revenue, and therefore is not reconcilable to, nor a substitute for, revenue reported under GAAP. However, we consider ACV to be a key operational metric that we use to track existing licensing commitments with our customers. Bookings of new licenses and recognized revenue may fluctuate materially from quarter to quarter due to customer buying patterns, timing of subscription renewals and as a function of contract duration. As a result, we believe ACV provides an additional understanding of our business performance and long-term trends.
Remaining performance obligations ("RPO")
RPO represents the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
Arm has elected to exclude potential future royalty receipts from the disclosure of RPO. Revenue recognition occurs upon delivery or beginning of license term, whichever is later.
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include non-GAAP cost of sales, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development operating expenses, non-GAAP selling, general and administrative operating expenses, non-GAAP impairment of long-lived assets operating expenses, non-GAAP disposal, restructuring and other operating expenses, net, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) from continuing operations, non-GAAP income (loss) from equity investments, net, non-GAAP interest income, net, non-GAAP other non-operating income (loss), net, non-GAAP income before income taxes, non-GAAP income tax benefit (expense), net, non-GAAP net income (loss), non-GAAP basic and diluted net income per share attributable to ordinary shareholders, non-GAAP net income (loss) from continuing operations per share attributable to ordinary shareholders, non-GAAP free cash flow, and non-GAAP free cash flow TTM. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance. Moreover, we have included these non-GAAP financial measures because they are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. We believe that the presentation of our non-GAAP financial measures, when viewed holistically, is helpful to investors in assessing the consistency and comparability of our performance in relation to prior periods and facilitates comparisons of our financial performance relative to our competitors, particularly with respect to competitors that present similar non-GAAP financial measures in addition to their GAAP results.
Non-GAAP financial measures are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not align with similar financial measures presented by our competitors, which may limit the ability of investors to assess our performance relative to certain peer companies.
Non-GAAP financial measures presented herein exclude acquisition-related intangible asset amortization, share-based compensation ("SBC") cost associated with equity-classified awards where our intent is to issue equity upon vesting (in lieu of cash settlement), employer taxes related to SBC equity-classified awards, net of the research and development ("R&D") tax incentives associated with these taxes, one-time employee benefit related to the Arm Limited All Employee Plan 2019 (“2019 AEP”), costs associated with disposal activities, impairment of long-lived assets, restructuring and related costs, public company readiness costs, other operating income (expenses), net, (income) loss from equity method investments, gain on disposal of business, and income tax effect on non-GAAP adjustments. We exclude these items from our non-GAAP financial measures because they are non-cash or non-recurring in nature, or because the amount and timing of these items is unpredictable and not driven by core results of operations, which renders comparisons with prior periods and competitors less meaningful.
Investors should consider non-GAAP financial measures alongside other financial performance measures, including operating income, net income and our other GAAP results. For more information regarding our use of these measures and a reconciliation to the most directly comparable GAAP financial measure, see “—GAAP to Non-GAAP Reconciliation.”

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except per share amounts)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2024	2023	2024	2023
Revenue:
Revenue from external customers	$698	$576	$2,165	$1,755
Revenue from related parties	285	248	601	550
Total revenue	983	824	2,766	2,305
Cost of sales	(28)	(36)	(93)	(113)
Gross profit (loss)	955	788	2,673	2,192
Operating expenses:
Research and development	(533)	(432)	(1,525)	(1,395)
Selling, general and administrative	(247)	(216)	(727)	(702)
Disposal, restructuring and other operating expenses, net	—	(6)	—	(6)
Total operating expense	(780)	(654)	(2,252)	(2,103)
Operating income (loss)	175	134	421	89
Income (loss) from equity investments, net	39	(1)	53	(13)
Interest income, net	28	28	89	80
Other non-operating income (loss), net	26	(15)	13	(2)
Income (loss) before income taxes	268	146	576	154
Income tax benefit (expense)	(16)	(59)	6	(72)
Net income (loss)	$252	$87	$582	$82

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.24	$0.08	$0.56	$0.08
Diluted	$0.24	$0.08	$0.55	$0.08

Weighted average ordinary shares outstanding
Basic	1,052	1,027	1,049	1,026
Diluted	1,064	1,049	1,062	1,040

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	December 31, 2024	March 31, 2024
Assets:
Current assets:
Cash and cash equivalents	$2,036	$1,923
Short-term investments	635	1,000
Accounts receivable, net (including receivables from related parties of $272 and $182 as of December 31, 2024 and March 31, 2024, respectively)	940	781
Contract assets (including contract assets from related parties of $101 and $22 as of December 31, 2024 and March 31, 2024, respectively)	511	336
Prepaid expenses and other current assets	212	157
Total current assets	4,334	4,197
Non-current assets:
Property and equipment, net	354	215
Operating lease right-of-use assets	245	205
Equity investments (including investments held at fair value of $557 and $573 as of December 31, 2024 and March 31, 2024, respectively)	845	741
Goodwill	1,616	1,625
Intangible assets, net	165	152
Deferred tax assets	374	282
Non-current portion of contract assets	272	240
Other non-current assets	291	270
Total non-current assets	4,162	3,730
Total assets	$8,496	$7,927
Liabilities:
Current liabilities:
Accrued compensation and benefits	$114	$298
Tax liabilities	142	147
Contract liabilities (including contract liabilities from related parties of $105 and $107 as of December 31, 2024 and March 31, 2024, respectively)	176	198
Operating lease liabilities	30	27
Other current liabilities (including payables to related parties of $10 and $7 as of December 31, 2024 and March 31, 2024, respectively)	412	835
Total current liabilities	874	1,505
Non-current liabilities:
Non-current portion of accrued compensation	22	20
Deferred tax liabilities	123	135
Non-current portion of contract liabilities	750	717
Non-current portion of operating lease liabilities	231	194
Other non-current liabilities	77	61
Total non-current liabilities	1,203	1,127
Total liabilities	2,077	2,632
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,088 shares authorized, 1,054 shares issued and outstanding as of December 31, 2024; and 1,088 shares authorized, 1,040 shares issued and outstanding as of March 31, 2024	2	2
Additional paid-in capital	2,739	2,171
Accumulated other comprehensive income (loss)	345	371
Retained earnings	3,333	2,751
Total shareholders’ equity	6,419	5,295
Total liabilities and shareholders’ equity	$8,496	$7,927

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2024	2023	2024	2023
Cash flows provided by (used for) operating activities:
Net income (loss)	$252	$87	$582	$82
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	47	42	134	124
Deferred income taxes	7	(9)	(4)	(26)
(Income) loss from equity investments, net	(39)	1	(53)	13
Share-based compensation cost	227	199	627	852
Operating lease expense	10	9	28	26
Other non-cash operating activities, net	(12)	1	—	(2)
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	66	65	(159)	200
Contract assets, net (including contract assets from related parties)	(56)	(67)	(207)	(154)
Prepaid expenses and other assets	(26)	(32)	(82)	(19)
Accrued compensation and benefits	11	59	(182)	(383)
Contract liabilities (including contract liabilities from related parties)	4	(76)	11	(148)
Tax liabilities	(38)	18	(106)	(46)
Operating lease liabilities	(7)	(1)	(28)	(18)
Other liabilities (including payables to related parties)	(23)	14	(422)	(78)
Net cash provided by (used for) operating activities	$423	$310	$139	$423

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(290)	(155)	(355)	(540)
Proceeds from maturity of short-term investments	515	105	720	351
Purchases of equity investments	(11)	(21)	(52)	(32)
Purchases of intangible assets	—	(30)	(16)	(43)
Purchases of property and equipment	(63)	(21)	(145)	(81)
Other investing activities, net, including investments in convertible loans	1	(1)	1	(1)
Net cash provided by (used for) investing activities	$152	$(123)	$153	$(346)

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(11)	(8)	(42)	(29)
Other financing activities, net	—	(4)	(21)	(10)
Payments of withholding tax on vested shares	(15)	(36)	(112)	(48)
Net cash provided by (used for) financing activities	$(26)	$(48)	$(175)	$(87)

Effect of foreign exchange rate changes on cash and cash equivalents	(11)	6	(4)	7
Net increase (decrease) in cash and cash equivalents	538	145	113	(3)
Cash and cash equivalents at the beginning of the period	1,498	1,406	1,923	1,554
Cash and cash equivalents at the end of the period	$2,036	$1,551	$2,036	$1,551

Arm Holdings plc
GAAP to Non-GAAP Reconciliation
(Unaudited)
The following is a reconciliation of GAAP to Non-GAAP results:

	Three Months Ended December 31, 2024
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Costs associated with disposal activities	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$983	$—	$—	$—	$—	$—	$983
Cost of sales	(28)	7	2	—	—	—	(19)
Gross profit (loss)	955	7	2	—	—	—	964
Gross margin	97.2%						98.1%
Operating expenses:
Research and development	(533)	154	29	—	—	—	(350)
Selling, general and administrative	(247)	66	6	3	—	—	(172)
Total operating expense	(780)	220	35	3	—	—	(522)
Operating income (loss)	175	227	37	3	—	—	442
Operating margin	17.8%						45.0%
Income (loss) from equity investments, net	39	—	—	—	(39)	—	—
Interest income, net	28	—	—	—	—	—	28
Other non-operating income (loss), net	26	—	—	—	—	—	26
Income (loss) before income taxes	268	227	37	3	(39)	—	496
Income tax benefit (expense)	(16)	—	—	—	—	(63)	(79)
Net income (loss)	$252	$227	$37	$3	$(39)	$(63)	$417
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.24						$0.40
Diluted	$0.24						$0.39
Weighted average ordinary shares outstanding
Basic	1,052						1,052
Diluted	1,064						1,064
(1)     Total SBC cost was $227 million for the three months ended December 31, 2024, all of which relates to equity-classified awards.
(2)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Three Months Ended December 31, 2023
(in millions, except per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Public company readiness costs	Other operating income (expenses), net	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments (2)	Non-GAAP Results (2)
Total revenue	$824	$—	$—	$—	$—	$—	$—	$—	$824
Cost of sales	(36)	1	8	1	—	—	—	—	(26)
Gross profit (loss)	788	1	8	1	—	—	—	—	798
Gross margin	95.6%								96.8%
Operating expenses:
Research and development	(432)	—	139	13	—	—	—	—	(280)
Selling, general and administrative	(216)	—	49	9	1	—	—	—	(157)
Disposal, restructuring and other operating expenses, net	(6)	—	—	—	—	6	—	—	—
Total operating expense	(654)	—	188	22	1	6	—	—	(437)
Operating income (loss)	134	1	196	23	1	6	—	—	361
Operating margin	16.3%								43.8%
Income (loss) from equity investments, net	(1)	—	—	—	—		1	—	—
Interest income, net	28	—	—	—	—		—	—	28
Other non-operating income (loss), net	(15)	—	—	—	—		—	—	(15)
Income (loss) before income taxes	146	1	196	23	1	6	1	—	374
Income tax (expense) benefit	(59)	—	—	—	—		—	9	(50)
Net income (loss)	$87	$1	$196	$23	$1	$6	$1	$9	$324
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.08								$0.32
Diluted	$0.08								$0.31
Weighted average ordinary shares outstanding
Basic	1,027								1,027
Diluted	1,049								1,049
(1)     Total SBC cost, including both cash and equity settled awards, was $199 million for the three months ended December 31, 2023. For non-GAAP purposes, we adjusted for those awards that were liability-classified prior to our initial public offering of ADSs (the “IPO”) but were equity settled after the IPO. Liability-classified awards were remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award was equivalent to the amount paid in cash or equity settled after the IPO.
(2)    Non-GAAP net income includes $23 million of employer taxes related to SBC, net of the R&D tax incentives and the associated $4 million of income tax effect on non-GAAP adjustments which has been recast across historical periods for trend purposes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Nine Months Ended December 31, 2024
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Costs associated with disposal activities	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$2,766	$—	$—	$—	$—	$—	$2,766
Cost of sales	(93)	20	6	—	—	—	(67)
Gross profit (loss)	2,673	20	6	—	—	—	2,699
Gross margin	96.6%						97.6%
Operating expenses:
Research and development	(1,525)	437	118	—	—	—	(970)
Selling, general and administrative	(727)	170	39	5	—	—	(513)
Total operating expense	(2,252)	607	157	5	—	—	(1,483)
Operating income (loss)	421	627	163	5	—	—	1,216
Operating margin	15.2%						44.0%
Income (loss) from equity investments, net	53	—	—	—	(53)	—	—
Interest income, net	89	—	—	—	—	—	89
Other non-operating income (loss), net	13	—	—	—	—	—	13
Income (loss) before income taxes	576	627	163	5	(53)	—	1,318
Income tax benefit (expense)	6	—	—	—	—	(171)	(165)
Net income (loss)	$582	$627	$163	$5	$(53)	$(171)	$1,153
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.56						$1.10
Diluted	$0.55						$1.09
Weighted average ordinary shares outstanding
Basic	1,049						1,049
Diluted	1,062						1,062
(1)     Total SBC cost was $627 million for the nine months ended December 31, 2024, all of which relate to equity-classified awards.
(2)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Nine Months Ended December 31, 2023
(in millions, except share and per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Public company readiness costs	Other operating income (expenses), net	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments (2)	Non-GAAP Results (2)
Total revenue	$2,305	$—	$—	$—	$—	$—	$—	$—	$2,305
Cost of sales	(113)	3	33	1	—	—	—	—	(76)
Gross profit (loss)	2,192	3	33	1	—	—	—	—	2,229
Gross margin	95.1%								96.7%
Operating expenses:
Research and development	(1,395)	—	578	15	—	—	—	—	(802)
Selling, general and administrative	(702)	—	240	10	42	—	—	—	(410)
Disposal, restructuring and other operating expenses, net	(6)	—	—	—	—	6	—	—	—
Total operating expense	(2,103)	—	818	25	42	6	—	—	(1,212)
Operating income (loss)	89	3	851	26	42	6	—	—	1,017
Operating margin	3.9%								44.1%
Income (loss) from equity investments, net	(13)	—	—	—	—	—	13	—	—
Interest income, net	80	—	—	—	—	—	—	—	80
Other non-operating income (loss), net	(2)	—	—	—	—	—	—	—	(2)
Income (loss) before income taxes	154	3	851	26	42	6	13	—	1,095
Income tax (expense) benefit	(72)	—	—	—	—		—	(75)	(147)
Net income (loss)	$82	$3	$851	$26	$42	$6	$13	$(75)	$948
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.08								$0.92
Diluted	$0.08								$0.91
Weighted average ordinary shares outstanding
Basic	1,026								1,026
Diluted	1,040								1,040
(1)     Total SBC cost, including both cash and equity settled awards, was $875 million for the nine months ended December 31, 2023. For non-GAAP purposes, we adjusted for those awards that were liability-classified prior to the IPO but were equity settled after the IPO. Liability-classified awards were remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award was equivalent to the amount paid in cash or equity settled after the IPO.
(2)    Non-GAAP net income includes $26 million of employer taxes related to SBC, net of the R&D tax incentives and the associated $9 million of income tax effect on non-GAAP adjustments which has been recast across historical periods for trend purposes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)
The following is a reconciliation of Non-GAAP free cash flow to Net cash provided by (used for) operating activities, the most directly comparable GAAP cash flow measure:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2024	2023	2024	2023
Net cash provided by (used for) operating activities	$423	$310	$139	$423
Adjusted for:
Purchases of property and equipment	(63)	(21)	(145)	(81)
Purchases of intangible assets	—	(30)	(16)	(43)
Payment of intangible asset obligations	(11)	(8)	(42)	(29)
Non-GAAP free cash flow	$349	$251	$(64)	$270

Forward-Looking Statements
This shareholder letter contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, those identified below and those discussed in “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 29, 2024.
This shareholder letter contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this shareholder letter should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this shareholder letter are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this shareholder letter speaks only as of the date hereof, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this shareholder letter except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.